Exhibit 99.2

Notice of Extraordinary General Meeting of Invitel Holdings A/S:

The Board of Directors of Invitel Holdings A/S (the “Company”) hereby invites the Company’s ordinary shareholders to attend an extraordinary general meeting (the “Meeting”) on Tuesday, July 28, 2009 at 1:00 p.m. local time at the Company’s principal Hungarian offices located at Puskas Tivadar u. 8-10 in Budaors, Hungary H-2040.

Agenda:

1. The Board of Directors oral report on the Company’s predecessor company Hungarian Telephone and Cable Corp.’s 2008 activities.

2. Election of members to the Board of Directors until the Company’s 2010 Annual General Meeting.

The Board of Directors proposes re-election of the following current board members: Ole Steen Andersen; Robert R. Dogonowski; Peter Feiner; Morten Bull Nielsen; Jens Due Olsen; Carsten Dyrup Revsbech; and Henrik Scheinemann.

The transaction of such other business as may properly come before the Meeting.

U.S. ADS Record Date:

The Board of Directors has set June 17, 2009 as the record date for determining the holders of the Company’s American Depositary Shares (“ADSs”) entitled to instruct the Depositary (Deutsche Bank Trust Company Americas) as to the exercise of voting rights pertaining to the ordinary shares represented by their respective ADSs.

Rights of Attendance

Each ordinary shareholder of the Company is entitled to attend the Meeting, provided that they have requested an admission card from the Company not later than 3 days prior to the Meeting. Admission cards can be obtained by calling the Company at 206-654-0204 in the U.S. or 361-801-1919 in Hungary. In order to document their rights as an ordinary shareholder of the Company, ordinary shareholders must be registered in the Company’s register of shareholders or present relevant documentation from his or her beneficial account with the institution holding the ordinary shares on behalf of the shareholder or other satisfactory documentation, which documentation must have been issued within 14 days prior to the request for an admission card. In addition, in order to receive an admission card, an ordinary shareholder shall submit a written statement to the effect that their ordinary shares have not, and will not be, transferred prior to the Meeting.

Each ordinary shareholder may attend the Meeting with an advisor or be represented by a proxy holder, who may exercise the voting rights on behalf of the ordinary shareholder. The instrument of proxy shall be in writing and duly dated, and shall be issued for no more than one year.

Requested admission cards will be sent to the appropriate address and will show the number of votes the ordinary shareholder is entitled to according to Article 11 of the Company’s Articles of Association.

Holders of the Company’s American Depositary Shares can request a non-voting guest admission card from the Company not later than 3 days prior to the Meeting. Admission cards can be obtained by calling the Company at 206-654-0204 in the U.S. or 361-801-1919 in Hungary. In order to document their rights as an American Depositary Shareholder of the Company, ADS holders must be registered in the Company’s register of ADS holders or present relevant documentation from his or her beneficial account with the institution holding the ADSs on behalf of the shareholder or other satisfactory documentation, which documentation must have been issued within 14 days prior to the request for an admission card. In addition, in order to receive an admission card, an ADS holder shall submit a written statement to the effect that their ADSs have not, and will not be, transferred prior to the Meeting.

Proxies for ADS Holders

The Board of Directors would appreciate the holders of ADSs exercising their voting rights attached to the ADSs by instructing the Depositary as to the exercise of their voting rights. Please mark, execute, date and return the proxy promptly.

Miscellaneous

The Meeting will be conducted in English and the resolutions of the Meeting will be recorded in the minutes which according to Danish company law shall apply Danish as the formal language. An English translation will be made available.

The election of directors will be determined by a simple majority of votes cast.

There will be a question and answer session with the Company’s representatives following the conclusion of the Meeting.

Board of Directors Nominees

The Board of Directors proposes re-election of the following current board members: Ole Steen Andersen; Robert R. Dogonowski; Peter Feiner; Morten Bull Nielsen; Jens Due Olsen; Carsten Dyrup Revsbech; and Henrik Scheinemann.

The proposed Board candidates have the following backgrounds:

Ole Steen Andersen. (Age: 62; director since November 2008 and director of Hungarian Telephone and Cable Corp. (the Company’s predecessor) from September 2006 until the completion of the reorganization merger in February 2009) Mr. Andersen, a Danish citizen, was, until his retirement on June 30, 2007, the Chief Financial Officer and a member of the Executive Committee of Danfoss A/S. Danfoss, based in Denmark, is a privately held global company. Danfoss is a leader in the development and production of mechanical and electronic products and controls used to heat and cool homes and offices, refrigerate food and control production lines. Mr. Andersen was hired by Danfoss in 1994 and served as its Chief Financial Officer from 2000 until his 2007 retirement. Mr. Andersen currently serves on several boards of directors. He is the Chairman of the Board of Directors of BB Electronics A/S, a Denmark-based private equity-held company which provides electronic subassemblies. Mr. Andersen is the Chairman of the Board of Directors of Sanistaal A/S, a wholesale company. Mr. Andersen is the Deputy Chairman of the Board of Directors of Affitech A/S, a global biotechnology company. Mr. Andersen is the Chairman of the Board of Directors of Hedge Corp. A/S, an IT financial resources company. Mr. Andersen is also the Chairman of the Danish Association for Private Equity and Venture Capital. Mr. Andersen is also a director of SPEAS A/S, a funds-of-funds company, and AVK Holdings A/S, a company which manufactures water valves. Affitech, SPEAS and Sanistaal are all based in Denmark and are traded on the NASDAQ OMX Copenhagen Stock Exchange. In addition, Mr. Andersen is the Nordic advisor for CVC Capital, a Luxembourg-based private equity company, and a member of the Advisory Board of Danish Merchant Capital, a financial services company.

Robert Dogonowski. (Age: 37; director since November 2008 and director of Hungarian Telephone and Cable Corp. (the Company’s predecessor) from January 2007 until the completion of the reorganization merger in February 2009) Mr. Dogonowski has been with TDC A/S (“TDC”) since 2004. He is currently a director in TDC’s Group Strategy department. Prior to joining TDC, Mr. Dogonowski was a consultant with Cap Gemini (2000 to 2004) and Accenture (1998 to 2000). Mr. Dogonowski is one of four representatives of TDC currently on the Board of Directors. TDC owns approximately 64.6% of the Company’s outstanding ordinary shares.

Peter Feiner. (Age 41; director since November 2008 and director of Hungarian Telephone and Cable Corp. (the Company’s predecessor) from May 2007 until the completion of the reorganization merger in February 2009) Mr. Feiner is with SPAR Magyarország Kereskedelmi Kft. (“Spar Hungary”). Spar Hungary is owned by Spar Austria. Spar Hungary operates supermarkets and hypermarkets throughout Hungary and is part of the world’s largest retail food store chain operating under the brand name “Spar”. He has been the managing director of Spar Hungary since joining Spar Hungary in 1998 and has been the head of Spar Hungary’s Board of Directors since 2004. Mr. Feiner has been the President of the Hungarian Trade Association since 2005.

Morten Bull Nielsen. (Age 34; director since November 2008 and director of Hungarian Telephone and Cable Corp. (the Company’s predecessor) from October 2008 until the completion of the reorganization merger in February 2009) Mr. Nielsen, an attorney, began work at TDC in 2000. He is currently a Director in Legal and Regulatory and is the secretary to the board of TDC. Prior to rejoining TDC, Mr. Nielsen was an assistant attorney at Lind Cadovius law firm in Copenhagen (2003 to 2004). Mr. Nielsen is one of four representatives of TDC currently on the Board of Directors. TDC owns approximately 64.6% of the Company’s outstanding ordinary shares.

Jens Due Olsen. (Age: 45; director since November 2008 and director of Hungarian Telephone and Cable Corp. (the Company’s predecessor) from March 2007 until the completion of the reorganization merger in February 2009) Mr. Olsen is currently a financial consultant. He was the Deputy CEO and Chief Financial Officer of GN Store Nord A/S (“GN”) until the end of 2007. Mr. Olsen was with GN since 2001. GN, a manufacturer of headsets and hearing instruments, is a Danish-based public company listed on the NASDAQ OMX Copenhagen Stock Exchange. Mr. Olsen is on the Board of Directors and the Chairman of the Audit Committee of NKT Holdings A/S, a Danish-based public company listed on the NASDAQ OMX Copenhagen Stock Exchange, which is a manufacturer of cleaning equipment, power cables, flex-pipes for the offshore industry and advanced fiber-optics components. He is also on the Board of Directors of (and on the investment committee) Industries Pension A/S, a Danish pension fund, and the Board of Directors of Cryptomathic A/S, a privately held Danish company which provides e-security software and services. Mr. Olsen is also on the Boards of Directors of: Co+Høgh, a Danish based advertising company; Johnsen Oil A/S, which is an international provider of oil cleaning solutions to the global machinery equipment industry; and Dtecnet A/S, a Danish based market leading provider of anti-piracy software solutions for the global gaming, music, motion picture and software industries.

Carsten Dyrup Revsbech. (Age: 39; director since November 2008 and director of Hungarian Telephone and Cable Corp. (the Company’s predecessor) from December 2006 until the completion of the reorganization merger in February 2009) Mr. Revsbech has been with TDC since 2000. He is currently a Senior Vice-President and the Chief Financial Officer of TDC’s Consumer Group. From 2000 to 2006, he was a director in TDC’s Corporate Business Development department. From 2004 to 2005, he served as the head of Mergers & Acquisitions for QTel, the incumbent telecom operator in Qatar. Mr. Revsbech is one of four representatives of TDC currently on the Board of Directors. TDC owns approximately 64.6% of the Company’s outstanding ordinary shares.

Henrik Scheinemann. (Age: 43; director since November 2008 and director of Hungarian Telephone and Cable Corp. (the Company’s predecessor) from December 2006 until the completion of the reorganization merger in February 2009) Mr. Scheinemann has been with TDC since 2004. He is currently a Vice-President in TDC’s Mergers & Acquisition department. Prior to that, he was a Vice-President of TDC Mobile International from 2005 to 2007. From 2004 to 2005, he was a director in TDC’s Corporate Business Development department. From 2002 to 2004, he was an independent business consultant. From 2000 to 2002, Mr. Scheinemann worked with some emerging technology start-up companies. From 1994 to 2000, Mr. Scheinemann was with the Industrial Fund for Developing Countries. Mr. Scheinemann is one of four representatives of TDC currently on the Board of Directors. TDC owns approximately 64.6% of the Company’s outstanding ordinary shares.

The Company has a separately-designated standing audit committee consisting of Ole Steen Andersen (Chairman), Peter Feiner, and Jens Due Olsen. The Board has determined that all of the current members of the Audit Committee (Messrs. Andersen, Feiner and Olsen) are independent in accordance with the NYSE Amex Stock Exchange listing standards.

Yours Sincerely,

Invitel Holdings A/S
The Board of Directors